T. ROWE PRICE ACTIVE CRYPTO ETF (TKNZ) SECOND QUARTER 2026 The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. Material must be preceded or accompanied by a prospectus. FOR INVESTMENT PROFESSIONALS ONLY. NOT FOR FURTHER DISTRIBUTION.

T. ROWE PRICE TABLE OF CONTENTS 1 Organizational Overview 2 T. Rowe Price Active Crypto ETF (TKNZ)

3 T. ROWE PRICE ORGANIZATIONAL OVERVIEW

4 T. ROWE PRICE A global asset management firm focused on client success EXPERIENCE 1937 Founded by Thomas Rowe Price, Jr. SCALE 1.9T Assets Under Management (USD)1 EXPERTISE 770+ Investment Professionals Worldwide RESOURCES 340+ Global Equity and Fixed Income Research Analysts 1 Firmwide AUM includes assets managed by T. Rowe Price Associates, Inc., and its investment advisory affiliates, including Oak Hill Advisors (OHA), a T. Rowe Price company, in addition to SMA Model Delivery. ABOUT T. ROWE PRICE As of 30 June 2026

5 T. ROWE PRICE U.S. Equity Assets 41.7% Multi-Asset 36.4%2 U.S. Fixed Income Assets 9.1% International Equity Assets 6.8% Alternatives 3.3% International Fixed Income Assets 2.7% T. ROWE PRICE BUSINESS SNAPSHOT As of 30 June 2026 1,893.4B USD1 Assets Under Management Institutional accounts represent over 50% of the firm’s assets under management. 1 Firmwide AUM includes assets managed by T. Rowe Price Associates, Inc. and its investment advisory affiliates, in addition to SMA Model Delivery. 2 The underlying equity and fixed income components of multi-asset investments are designated as multi-asset assets under management. 201805-487483

6 T. ROWE PRICE INSTILLING INVESTOR CONFIDENCE 202604-5408856 1Firmwide AUM includes assets managed by T. Rowe Price Associates, Inc. and its investment advisory affiliates, in addition to SMA Model Delivery. For more than 85 years, we’ve delivered an active investing approach rooted in principles and designed to perform for long-term client success. Deliberate innovation and meaningful partnerships ....and meet specific investment objectives to help our clients thrive in an evolving world. Performance with principle …resulting in a dynamic, holistic view that can lead to better outcomes… Active, independent approach Experts equipped with a world of information and the curiosity to ask better questions… As of 30 June 2026 About T. Rowe Price Founded 1937 Assets under management1 USD $1.9T Local presence in 16 markets Investment professionals worldwide 700+ Associates worldwide 7,500+

7 T. ROWE PRICE Baltimore, New York, & Washington, D.C. London Singapore Hong Kong Tokyo 1 The combined multi-asset portfolios managed by T. Rowe Price Associates, Inc. and its investment advisory affiliates. This figure includes assets that are held outside of T. Rowe Price, but where T. Rowe Price influences trade decisions. MULTI-ASSET DIVISION OVERVIEW As of 30 June 2026 69 Multi-Asset Investment Professionals 17 Ph.D.s 36 MBA or Master’s 48 CFA® Charterholders Capital Markets Insights Portfolio Management Research and Development Outcome-Oriented Risk-Managed Absolute Return Target Allocation Diversified Single-Asset Retirement/Glide Path 35+ Years Experience Managing Multi-Asset Portfolios 14 Years Multi-Asset Portfolio Manager Average Tenure 690B Multi-Asset Assets Under Management (USD)1

8 T. ROWE PRICE EVOLVING OUR SOLUTIONS TO MEET CLIENTS’ CHANGING NEEDS As of 30 June 2026 T. Rowe Price offers a broad product toolkit across client objectives that integrates insights from our proprietary research platforms First introductions by product type for clients across the globe — a sample 1950 Mutual Funds 2002 Retirement (or Target Date) funds 2016 OEICs 2016 SMAs1 2001 SICAVs 2006 AUTs 2016 Models 2020 ETFs 2026 Interval Funds 2022 BDCs2 An active investing approach goes beyond index limitations Model Portfolios provide strategic design, tactical asset allocation, and strategy selection. SMAs allow for tax management, direct ownership, and customization3. BDCs and Interval Funds offer access to private market opportunities. ETFs combine convenience, cost effectiveness and tax efficiency. 1 SMA = Separately Managed Account. 2 BDC = Business Development Company. 3 Please note that the ability to impose reasonable investment restrictions is not guaranteed; is dependent upon strategy, market conditions, and individual investor circumstances; and is subject to the portfolio manager’s acceptance. The amount and type of reasonable restrictions, when available, are governed by asset class, strategy type, and individual investor circumstances and are subject to the portfolio manager’s acceptance. Not all vehicles are available in all jurisdictions nor to all investors. Potential benefits and risks of ETFs are dependent on structure of vehicle and where they are registered for sale. T. Rowe Price offers many of these strategies in a separate or subadvised account. Visit troweprice.com to learn more about T. Rowe Price’s products and services. 202607-5752000

9 T. ROWE PRICE T. ROWE PRICE ACTIVE CRYPTO ETF (TKNZ)

10 T. ROWE PRICE Portfolio management team Dante Pearson Associate Co-Portfolio Manager 10 yrs of investment experience INVESTMENT TEAM SUPPORTED BY A DEPTH OF RESOURCES As of 30 June 2026 The Associate Portfolio Manager is responsible for assisting the Portfolio Manager with the investment process and client service efforts. T. Rowe Price Active Crypto ETF 60+ Multi-Asset investment professionals Sean McWilliams Head of Systematic Investing, Multi-Asset and Co-Portfolio Manager 17 yrs of investment experience Blue Macellari Head of Digital Asset Strategy and Co-Portfolio Manager 18 yrs of investment experience Stefan Hubrich, Ph.D., CFA Head of Global Multi-Asset Research and Co-Portfolio Manager 22 yrs of investment experience David Kroger Co-Portfolio Manager 9 yrs of investment experience 340+ Global Equity and Fixed Income research analysts 35+ yrs experience managing Multi-Asset portfolios

11 T. ROWE PRICE Sources: Bloomberg Finance L.P. and CoinmarketCap. Analysis by T. Rowe Price. BIRDSEYE VIEW As of 31 July 2026 Figures are Calculated in U.S. Dollars 2.2T (USD) market cap of Digital Assets, the first new asset class since commodities 17 yrs since the first Bitcoin (BTC) was mined 2 yrs since the first crypto ETF/ETPs launched 90+ crypto ETF/ETP filings pending SEC approval

12 T. ROWE PRICE Sources: Bitwise Asset Management, Inc. and VettaFi LLC. Survey of 299 financial advisors, including independent RIAs, broker dealer representatives, financial planners, wirehouse representatives, and institutional investors conducted 31 October 2025 Through 28 December 2025. Survey conducted annually. FINANCIAL ADVISORS’ DEMAND FOR CRYPTO IS GROWING As of 1 January 2026 Key takeaways 8th Annual Bitwise VettaFi Survey of Financial Advisor Attitudes Toward Crypto Assets 74% of advisors say clients are already investing in crypto—on their own 99% of crypto-allocating advisors plan to maintain or increase exposure in 2026 77% of advisors prefer ETFs as the gateway to crypto investing 94% of advisors were asked about crypto by clients last year

13 T. ROWE PRICE 1, 2 Please see Additional Disclosures pages for additional legal notices & disclaimers. Indices—Equity: Russell 3000 Index; Fixed Income: Bloomberg U.S. Aggregate Bond Index; Digital Assets: FTSE Crypto U.S. Listed Index. Balanced Portfolio: 60% Equity and 40% Fixed Income. Digital Assets allocation is sourced from Equity in each of the models where it is included. Please see Additional Disclosures page for relevant index data provider legal notices & disclaimers for this Bloomberg Index Services Limited and FTSE/Russell sourcing information. Analysis by T. Rowe Price. DIGITAL ASSETS OFFER THE POTENTIAL TO IMPROVE RISK ADJUSTED RETURNS 20 June 2022 Through 31 December 2025 The higher the allocation to the Crypto Basket the better the Sharpe Ratio of the portfolio. —Bloomberg Intelligence1 “ Crypto offers ‘tactical diversification’ within broader portfolios. —Morgan Stanley2 “ 0.74 0.76 0.79 0.83 0.86 0.65 0.70 0.75 0.80 0.85 0.90 0.0% 1.0% 2.5% 5.0% 10.0% Balanced Portfolio with % Digital Assets SHARPE RATIO IMPROVEMENT

14 T. ROWE PRICE For illustrative purposes only. UNIQUE CHALLENGES OF INVESTING IN DIGITAL ASSETS As of 30 June 2026 Blockchains and tokens are highly idiosyncratic, making uniform analysis challenging 1 Blockchains are constantly evolving, token economics, consensus mechanisms, living governance 2 No standardized, agreed upon benchmark index 3 Operational complexity requires fit-for-purpose operational stack 4 Have to take a holistic perspective on risk, even at the Portfolio Manager level 5 168 trading hours a week 6

15 T. ROWE PRICE 1 With the exception of T. Rowe Price Active Crypto ETF. Sources: Bloomberg Finance L.P. and CoinmarketCap. Analysis by T. Rowe Price. CURRENT INVESTMENT APPROACHES FALL SHORT As of 31 July 2026 TKNZ is the first actively managed, spot multi-token solution 90+ crypto ETF/ETP filings pending SEC approval ▬ Nearly all are single-token offerings None are active Digital Assets products1 Market inefficiencies create opportunities for active management

16 T. ROWE PRICE T. ROWE PRICE’S MULTI-TOKEN STRATEGY: TAKING THE COMPLEXITY OUT OF DIGITAL ASSET INVESTING Broad digital assets exposure in one solution Ability to evolve over time in a dynamic space Research driven active management in a disciplined risk framework Trusted partner in a market where sound judgment is critical

17 T. ROWE PRICE T. ROWE PRICE DIGITAL ASSETS EXPERIENCE As of 30 June 2026 Digital Assets is the first new asset class in decades. Retail investment products are just 2 years old. The competitive landscape is nascent, and the direction of travel is quickly moving towards multi-token active management. Launched in 2022 T. Rowe Price developed a digital asset investment capability taking an asset class perspective State of the art systems Fit-for-purpose digitally native platform designed for end-to-end Multi-Token investing Client-centric approach Thoughtful portfolio construction, research driven active management, and a disciplined approach to risk management Innovative Proprietary approach to modeling and trading across multiple blockchains that is far broader than our industry peers

OVERVIEW OF T. ROWE PRICE ACTIVE CRYPTO ETF

As of 30 June 2026

Benchmark

Square Root Market Cap Weighted Index of SEC-approved universe

- Universe limited to top 10 tokens[1] approved for ETF inclusion
- Weighting based on square root of market capitalization
- Rebalanced quarterly

Active Crypto ETF Investable Universe

- Investable universe consists only of SEC approved tokens
- The portfolio will initially hold between 5–15 tokens from the investable universe
- Expand to ~15–20 tokens over time as the SEC approved investible universe expands—no prospectus limit on number of holdings
- The Fund's crypto assets may be used to engage in staking, or other related processes that earn additional crypto assets

The Fund seeks long-term capital growth by investing in a diversified basket of crypto assets

Blue Macellari
Portfolio Manager

20+ yrs

of alternative asset management experience, including digital assets

Investment Research Teams

170+

research analysts and industry specialists

[1] Excluding stable coins.

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19 T. ROWE PRICE FORMING INVESTMENT VIEWS ON DIGITAL ASSET TOKENS Combining fundamental analysis, narrative, and momentum to generate alpha Trend / Momentum / Thematic Analysis focuses on the current market dynamics and investor behavior to identify assets with strong potential for short-term gains Tech and Economics Evaluating the protocol Tech stack, security, incentive and governance structure, evolutionary properties of the protocol / blockchain Valuation Elements of traditional valuation models, including revenue generation and modified discounted cash flow (DCF) Tokenomics Ownership, Venture Capital (VC) unlock schedule, buybacks, and token burns Drivers of Growth Sectors Competitive position across blockchain sectors Team Evaluating the credibility and experience of the team and their financial supporters Ecosystem Decentralized applications, User Interface/User Experience (UI/UX), development pipeline

AN INNOVATIVE WAY TO ACCESS DIGITAL ASSETS

A diversified, actively managed approach designed for a complex and evolving asset class

The Opportunity

+1.1%

Potential annualized return enhancement from a 2.5% allocation to digital assets[1]

1. Return enhancement potential from a high growth asset class (based on multi-token index analysis)[1]
2. Diversification benefits driven by distinct return drivers
3. Access to a new frontier of technology

The Challenge

20+

Number of tokens approved or pending approval by SEC for use in ETPs

1. Fragmented and rapidly expanding universe
2. Requires token selection, due diligence, and oversight
3. Operationally complex in a rapidly evolving market that trades 24/7

The Solution

1–5%

Recommended allocation from equities[2]

1. Diversified, actively managed exposure in a single solution
2. Potential to smooth downside risk in an inherently volatile asset class
3. Purpose-built infrastructure and institutional grade risk management
4. Eliminates the need for token selection, due diligence, and oversight
5. Designed to evolve alongside the asset class

Past performance is not a guarantee or a reliable indicator of future results.

[1] Digital assets represented returns of the FTSE Crypto U.S. Listed Index. 20 June 2022 Through 31 December 2025.

[2] While we highlight a 1–5% recommended allocation, which are common allocation sizes, research suggests that a higher allocation may be appropriate for some investors.

Source: T. Rowe Price calculations using data from FactSet Research Systems Inc. All rights reserved. Please see Additional Disclosures page for relevant index data provider legal notices & disclaimers for this FTSE/Russell sourcing information.

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21 T. ROWE PRICE Additional Disclosures Page 13—Digital assets offer the potential to improve risk adjusted returns 1 Source: https://www.bloomberg.com/professional/insights/trading/the-power-of-a-crypto-allocation-with-an-institutional-perspective/ 2 Source: https://www.morganstanley.com/im/en-us/institutional-investor/insights/articles/crypto-asset-allocation-considerations.html Risk factors All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the Fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the Fund. See the prospectus for more detail on the fund’s principal risks. Unless otherwise noted, the information provided in this material does not include content relating to Oak Hill Advisors, L.P., an alternative credit manager, which T. Rowe Price Group, Inc. acquired on 29 December 2021. Unless otherwise noted, numbers may not total due to rounding. CFA® and Chartered Financial Analyst® are registered trademarks owned by CFA Institute. Source for Bloomberg index data: “Bloomberg®” and Bloomberg Indices are service marks of Bloomberg Finance L.P. and its affiliates, including Bloomberg Index Services Limited (“BISL”), the administrator of the index (collectively, “Bloomberg”) and have been licensed for use for certain purposes by T. Rowe Price. Bloomberg is not affiliated with T. Rowe Price, and Bloomberg does not approve, endorse, review, or recommend these products. Bloomberg does not guarantee the timeliness, accurateness, or completeness of any data or information relating to these products. Source for FTSE/Russell index data: London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). © LSE Group 2026. All rights in the FTSE Russell indexes or data vest in the relevant LSE Group company which owns the index or the data. Neither LSE Group nor its licensors accept any liability for any errors or omissions in the indexes or data and no party may rely on any indexes or data contained in this communication. No further distribution of data from the LSE Group is permitted without the relevant LSE Group company’s express written consent. The LSE Group does not promote, sponsor or endorse the content of this communication.

22 T. ROWE PRICE Important Information ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions, which will reduce returns. This material is being furnished for general informational and/or marketing purposes only. The material does not constitute or undertake to give advice of any nature, including fiduciary investment advice. Prospective investors are recommended to seek independent legal, financial and tax advice before making any investment decision. T. Rowe Price group of companies including T. Rowe Price Associates, Inc. and/or its affiliates receive revenue from T. Rowe Price investment products and services. Past performance is not a guarantee or a reliable indicator of future results. The value of an investment and any income from it can go down as well as up. Investors may get back less than the amount invested. The material does not constitute a distribution, an offer, an invitation, a personal or general recommendation or solicitation to sell or buy any securities in any jurisdiction or to conduct any particular investment activity. The material has not been reviewed by any regulatory authority in any jurisdiction. Information and opinions presented have been obtained or derived from sources believed to be reliable and current; however, we cannot guarantee the sources’ accuracy or completeness. There is no guarantee that any forecasts made will come to pass. The views contained herein are as of the date noted on the material and are subject to change without notice; these views may differ from those of other T. Rowe Price group companies and/or associates. Under no circumstances should the material, in whole or in part, be copied or redistributed without consent from T. Rowe Price. The material is not intended for use by persons in jurisdictions which prohibit or restrict the distribution of the material and in certain countries the material is provided upon specific request. It is not intended for distribution to retail investors in any jurisdiction. The views contained herein are as of the date of this presentation and are subject to change without notice; these views may differ from those of other T. Rowe Price associates. Unless indicated otherwise the source of all market data is T. Rowe Price. All investments are subject to risk, including the possible loss of principal. Information and opinions, including forecasts and forward-looking statements, are derived from proprietary and nonproprietary sources deemed to be reliable; the accuracy of those sources is not guaranteed, and actual results may differ materially from expectations. Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, call 1-800-638-7890 or visit troweprice.com. Read it carefully. Material must be preceded or accompanied by a prospectus. T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. ("TRPIS") serves as the distributor of the Trust. © 2026 T. Rowe Price. All Rights Reserved. T. ROWE PRICE, INVEST WITH CONFIDENCE, the Bighorn Sheep design and related indicators (see troweprice.com/ip) are trademarks of T. Rowe Price Group, Inc. All other trademarks shown are the property of their respective owners. Use does not imply endorsement, sponsorship, or affiliation of T. Rowe Price with any of the trademark owners. 202608-5801263